FactSet Research Systems Inc.

601 Merritt 7

Norwalk, Connecticut 06851

203.810.1000 / 203.810.1001 Fax

February 8, 2010

Via U.S. Mail and EDGAR

Mr. Craig D. Wilson

Sr. Asst. Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	FactSet Research Systems Inc.

Form 10-K for the Fiscal Year ended August 31, 2009

Filed October 30, 2009

File No. 001-11869

Dear Mr. Wilson:

On behalf of FactSet Research Systems Inc. (“FactSet” or the “Company”), please find below the Company’s response to the comment of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated February 3, 2010. For ease of reference, the heading and number of the response corresponds to the heading and number in the Staff’s comment letter. The Company has repeated the Staff’s comment in bold text preceding the response.

Form 10-K for the Fiscal Year ended August 31 2009

Exhibits and Financial Statement Schedules, page 78

1.	We note your response to prior comment 6. Item 601(b)(10)(iii)(A) of Regulation S-K requires that management contracts be filed as exhibits to the Form 10-K. Accordingly, please include Mr. Walsh’s letter agreement as an exhibit in future Forms 10-K as long as the agreement remains in effect. Also, we note your statement that Mr. Walsh’s letter agreement was not discussed in your Form 10-K. Please note that the agreement was discussed in the executive compensation section of your definitive proxy statement filed on October 30, 2009, which you incorporated by reference into the Form 10-K.

Response:

The Company will include Mr. Walsh’s letter agreement as an exhibit in future Forms 10-K as long as the agreement remains in effect.

*            *            *            *             *

In connection with the Company’s response, it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or require more information, please contact me (203) 810-1586; mnicolelli@factset.com or Rachel R. Stern, the Company’s General Counsel and Secretary at (203) 810-1813; rstern@factset.com.

Sincerely,

/s/ MAURIZIO NICOLELLI
Maurizio Nicolelli
Senior Vice President and Director of Finance (Principal Financial Officer)

cc:	Ryan Rohn, Staff Accountant, United States Securities and Exchange Commission

Matthew Crispino, Staff Attorney, United States Securities and Exchange Commission

Philip A. Hadley, Chief Executive Officer, FactSet Research Systems Inc.

Rachel Stern, General Counsel and Secretary, FactSet Research Systems Inc.

Matthew McNulty, Controller, FactSet Research Systems Inc.

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